July 21, 2009
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549-4631

RE:	Form 10-K for the fiscal year ended December 28, 2008 Form 10-Q for the period ended March 29, 2009 Form 8-K filed on May 5, 2009 Schedule 14A filed on March 30, 2009 File No. 1-14260
Dear Mr. Decker:
The GEO Group, Inc. (“GEO”), hereby responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), as set forth in the letter dated July 8, 2009 (the “Letter”), with respect to GEO’s filings as listed above.
The Company’s management respectfully requests that the Company be permitted to make any necessary changes in future filings beginning with the Form 10-Q for the fiscal quarter and year to date periods ended June 28, 2009, as outlined in the Staff’s comment in item 1. below. Please note that for your convenience we have recited each comment included in the Staff’s letter and provided GEO’s response below.
In accordance with your letter dated July 8, 2009, the Company and its management acknowledge responsibility for the adequacy and accuracy of the disclosure in any Company filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
FORM 10-K FOR THE YEAR ENDED DECEMBER 28, 2008
General
1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

As indicated in the responses below, the Company (also referred to below as “GEO”) will make revisions to its future filings, including interim filings as applicable.

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Financial Statements
Notes to the Financial Statements
Note 12. Commitments and Contingencies
Litigation, Claims, and Assessments, Page 99
2.	We note your response to comment 15 in our letter dated June 11, 2009. You state that your reserve includes two cases for which the potential damages are unspecified at this time. You believe that the circumstances of these disclosed cases have not matured to a degree of certainty which would suggest disclosure of management’s best estimate of the recorded reserve pursuant to paragraphs 9 and 10 of SFAS 5, which are now discussed in paragraphs 450-20-50-3 through 450-20-50-5 of the FASB ASC. It is unclear how the disclosed cases have not matured to a degree of certainty which would suggest disclosure; yet, you have met the criteria of paragraph 450-20-25-2 of the FASB ASC to record an accrual for the estimated loss. Please advise. Please tell us supplementally the amounts accrued for each matter. If there is a reasonable possibility that a loss exists in excess of the amount accrued, please also provide us with the estimate of the possible loss or range of loss or state that such an estimate cannot be made.

There have been several developments with respect to these two litigation matters since the Company’s prior response to comment 15 in the Staff’s letter dated June 11, 2009. It should be noted that the amounts accrued in previous periods for these two cases were immaterial. These further developments have provided additional clarity on the Company’s potential exposure for these lawsuits and have been brought about by recent settlement discussions as well as further discovery by the Company and its counsel on the facts and merits of the lawsuits. As a result of these developments, management has re-evaluated its earlier response to the Staff and has determined that, based on the facts known to date, even if these cases are resolved unfavorably, it is not reasonably possible that the future effect of these cases would be material to the Company. Further, as a result of the foregoing and in response to the Staff’s comment above, the Company has determined that there is not a reasonable possibility that a material loss will exist in excess of the amount accrued. Accordingly, the Company has concluded that that these cases will no longer require disclosure under Item 103 of Regulation S-K or paragraphs 9 and 10 of SFAS 5.

Since these lawsuits were previously disclosed, the Company intends to update its disclosures on these matters in its next quarterly report on Form 10-Q, as of and for the period ended June 28, 2009 with the disclosures provided in response to comment 3 below. Following such disclosures in its next quarterly report on Form 10-Q, the Company does not intend to provide further disclosure regarding these lawsuits in future filings other than in the audited financial statement footnotes in the 10-K, as required. In the event that circumstances arise in the future which would require further disclosure regarding these matters under item 103 of Regulation S-K or paragraphs 9 and 10 of SFAS 5, the Company intends to fully provide any such required disclosure.

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FORM 10-Q FOR THE PERIOD ENDED MARCH 29, 2009
General
3.	Please address the above comment in your interim filings as well.

The Company intends to include the following updated disclosures in its next quarterly report on Form 10-Q to address the two cases discussed in comment 2 above:

On January 30, 2008, a lawsuit seeking class action certification was filed against us by an inmate at one of our jails. The case is now entitled Allison and Hocevar v. The GEO Group, Inc. (Civil Action No. 08-467) and is pending in the U.S. District Court for the Eastern District of Pennsylvania. The lawsuit alleges that we have a companywide blanket policy at our immigration/detention facilities and jails that requires all new inmates and detainees to undergo a strip search upon intake into each facility. The plaintiffs allege that this practice, to the extent implemented, violates the civil rights of the affected inmates and detainees. The lawsuit seeks monetary damages for all purported class members, a declaratory judgment and an injunction barring the alleged policy from being implemented in the future. Based on recent developments in this matter, we believe that, even if resolved unfavorably, it is not reasonably possible that this lawsuit will have a material adverse effect on our financial condition and results of operations.

On October 23, 2008, a wage and hour claim seeking potential class action certification was served against us. The case is styled Mayes v. The GEO Group Inc. (Civil Action No. 08-0248) and it is pending in the U.S. District Court for the Northern District of Florida, Panama City Division. The plaintiffs in this case have alleged that we violated the Fair Labor Standards Act by failing to pay certain employees for work performed before and after their scheduled shifts. Based on recent developments in this matter, we believe that, even if resolved unfavorably, it is not reasonably possible that this lawsuit will have a material adverse effect on our financial condition and results of operations.
Note 9, Noncontrolling Interest in Subsidiary, page 10
4.	We note your response to comment 17 in our letter dated June 11, 2009. As previously requested, please provide the disclosures required by paragraphs 38(c) and A6 of ARB 51, as amended by SFAS 160, which is now included in paragraph 810-10-50-1A(d) of the FASB ASC.

Below, the Company has provided the Staff with the disclosure of the components of its noncontrolling interest, required by paragraphs 38(c) and A6 of ARB 51 as amended by SFAS 160. The Company’s management elected to omit this disclosure from its quarterly report on Form 10-Q as of and for the period ended March 29, 2009 since the noncontrolling interest activity is not material to its financial statements. The Company believes that the adoption of the SFAS 160 did not have a material impact on its financial condition, results of operations and cash flows such that it would require disclosure as required by Article S-X, Rule 10-1(a)-(5). In the event that circumstances arise in the future which would require further disclosure regarding these matters required by paragraphs 38(c) and A6 of ARB 51, as amended by SFAS 160, the Company intends to fully provide any such disclosure.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Thirteen weeks ended March 29, 2009

			Attributable to Parent
				Accumulated
				Other				Non
		Comprehensive	Retained	Comprehensive	Common	Paid in	Treasury	controlling
	Total	Income	earnings	income	Stock	capital	Stock	interest
Balance 12/28/2008	$579,597		$299,973	$(7,275)	$511	$344,175	$(58,888)	$1,101

Stock based compensation	1,174					1,174
Comprehensive income:
Net income	14,743	14,743	14,705					38
Other comprehensive income (loss)	245	245		650				(405)

Balance 3/29	$595,759	$14,988	$314,678	$(6,625)	$511	$345,349	$(58,888)	$734

STATEMENT OF COMPREHENSIVE INCOME
Thirteen weeks ended March 29, 2009

Net income	$14,743
Change in foreign currency translation, net of income taxes	90
Pension liability adjustment, net of income taxes	44
Unrealized gain on derivative instruments	111

Total comprehensive income	$14,988
Comprehensive loss attributable to NCI	367

Total comprehensive income attributable to GEO Group Inc.,	$15,355

FORM 8-K FILED ON MAY 5, 2009
5.	We note your response to comment 18 in our letter dated June 11, 2009. As previously requested, please identify revenues, excluding construction revenues as a non-GAAP financial measure. Please also show us what revisions will be made in your discussion of projected amounts.

In future filings of our Form 8-K for the release of the Company’s earnings, the Company will exclude its reference to the non-GAAP financial measure “Revenues, Excluding Construction Revenues”.

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SCHEDULE 14A FILED ON MARCH 30, 2009
Senior Management Performance Award Plan, page 27
6.	We note your response to comment 26 in our letter dated June 11, 2009. However, your response and the disclosure in the Proxy Statement indicted that, whether quantitative or qualitative, individual contribution and corporate performance are important factors that the Chief Executive Officer and the Compensation Committee consider in their decision to award discretionary bonuses. To the extent you award the 50% discretionary bonus to any named executive officers in the future, please discuss in greater detail in future filings the contributions of the individual executive officer and the corporate performance that informed the decision to award the discretionary bonus.

To the extent that the Company awards the 50% discretionary bonus to a named executive officer in the future, and to the extent that there are facts supporting such disclosure, the Company intends to comply with this request in future filings by discussing in greater detail the contributions of the individual executive officer and the corporate performance that informed the decision to award the discretionary bonus.

Thank you for your attention to this matter. Please do not hesitate to contact the undersigned at (561) 999-7401 with any questions or comments you may have on the foregoing.

Very truly yours,
/s/ John G. O’Rourke
John G. O’Rourke
The GEO Group, Inc Senior Vice President and Chief Financial Officer

cc.	John J. Bulfin Brian R. Evans Jose Gordo (via .pdf)